As filed with the U.S. Securities and Exchange Commission on July 21, 2026

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

Tokio Marine Holdings, Inc.

(Exact name of issuer of deposited securities as specified in its charter)

n/a

(Translation of issuer's name into English)

Japan

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

270 Park Avenue, Floor 8, New York, New York 10017

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

Tokio Marine America Inc.

1221 Avenue of the Americas, Suite 1500

New York, NY 10020

(212) 297-6600

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.

Ziegler, Ziegler & Associates LLP

570 Lexington Avenue, Suite 2405

New York, New York 10022

(212) 319-7600

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one share of common stock of Tokio Marine Holdings, Inc.	500,000,000 American Depositary Shares	$0.05	$25,000,000	$3,452.5
(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as Exhibit (a)(4) to this Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, top center

	(ii)	Procedure for voting the deposited securities	Paragraphs 16 and 17

	(iii)	Procedure for collecting and distributing dividends	Paragraphs 7, 10, 14 and 16

	(iv)	Procedures for transmitting notices, reports and proxy soliciting material	Paragraphs 13, 16 and 17

	(v)	Sale or exercise of rights	Paragraphs 10, 14, 16, 18 and 20

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs 3, 7, 10, 14 and 18

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs 22 and 23

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of holders of ADRs	Paragraph 13

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Paragraphs 2, 4, 6, 7, 8, 9, 10 and 24

	(x)	Limitation upon the liability of the Depositary	Paragraphs 7, 19, 20 and 25

(3)	Fees and charges that a holder of ADRs may have to pay, either directly or indirectly		Paragraph 10

Item 2. AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)	Statement that Tokio Marine Holdings, Inc. publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (https://www.tokiomarinehd.com/en/) or through an electronic information delivery system generally available to the public in its primary trading market.	Paragraph 13

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of February , 2005 among Millea Holdings, Inc., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as an exhibit to Registration Statement 333-122964 and incorporated herein by reference.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement. Previously filed as an exhibit to Post-Effective Amendment No. 1 to Registration Statement 333-122964 and incorporated herein by reference..

(a)(3)	Form of Amendment No. 2 to Deposit Agreement. Form of Amendment No. 2 to Deposit Agreement. Previously filed as an exhibit to Post-Effective Amendment No. 2 to Registration Statement 333-122964 and incorporated herein by reference.

(a)(4)	Form of American Depositary Receipt. Form of American Depositary Receipt, filed herewith as Exhibit (a)(4).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 21, 2026.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Tokio Marine Holdings, Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on July 15, 2026.

Tokio Marine Holdings, Inc.

By:	/s/ Tokiko Inoue
Name:	Tokiko Inoue
Title:	Group Chief Legal and Compliance Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tokiko Inoue, Group Chief Legal and Compliance Officer, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement on Form F-6 has been signed by the following persons on July 21, 2026, in the capacities indicated.

SIGNATURES

Signature	Title

/s/ Satoru Komiya Satoru Komiya	Chairman of the Board of Directors
/s/ Masahiro Koike Masahiro Koike	President & Chief Executive Officer (Representative Director) (principal executive officer)

/s/ Yoshinari Endo Yoshinari Endo	Chief Financial Officer (principal financial and accounting officer)

/s/ Kichiichiro Yamamoto Kichiichiro Yamamoto	Vice President Director (Representative Director)

/s/ Yoichi Moriwaki Yoichi Moriwaki	Senior Managing Director

Managing Director
Mika Nabeshima

/s/ Hiroaki Shirota Hiroaki Shirota	Director

/s/ Nobuhiro Endo Nobuhiro Endo	Outside Director

/s/ Shinya Katanozaka Shinya Katanozaka	Outside Director

/s/ Emi Osono Emi Osono	Outside Director

/s/ Robert Alan Feldman Robert Alan Feldman	Outside Director

/s/ Junko Shimizu Junko Shimizu	Outside Director

/s/ Saima Hasan Saima Hasan	Outside Director
/s/ Akira Harashima Akira Harashima	Director

/s/ Kenji Okada Kenji Okada	Director

/s/ Kosei Shindo Kosei Shindo	Outside Director

/s/ Haruka Matsuyama Haruka Matsuyama	Outside Director

/s/ Nana Otsuki Nana Otsuki	Outside Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Erste Group Bank AG, has signed this Registration Statement on Form F-6 in Houston, Texas, on July 15, 2026.

Authorized U.S. Representative

By:	/s/ Takafumi Naka
Name:	Takafumi Naka
Title:	Senior Counsel

INDEX TO EXHIBITS

Exhibit Number

(a)(4)	Form of American Depositary Receipt

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 Certification